EXHIBIT 99

                           FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. These statements identify important factors that could cause actual results to differ materially from those that might be projected. Meridian's continued growth depends, in part, on its ability to introduce into the marketplace enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by the Company's competition. While the Company has introduced approximately 70 new products since 1987, there can be no assurance that it will be successful in the future in introducing such products on a timely basis. Ongoing consolidations of reference laboratories and formation of multi-hospital alliances may cause adverse changes to pricing and distribution. One of Meridian's main growth strategies is acquisition of companies and product lines. There can be no assurance that additional acquisitions will be consummated or that, if consummated, will be successful and the acquired businesses successfully integrated into Meridian's operations. The challenges faced by the Company in integrating Gull into its operations involve greater risks and uncertainties than prior acquisitions. While the Company is not currently aware of any significant exposure related to the Year 2000 issue, there can be no assurance that the Year 2000 issue will not have a material impact on the business and operations of the Company.